UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

January 28, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report on Form 6-K with information of a Bondholders' Meeting of the 6% Convertible Bonds due March 1, 2005 trench L and M. Attached is a free English translation of this notification.

TABLE OF CONTENTS

Page

- English translation of the Bondholders' Meeting Notification 5 - 6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: January 28, 2004 By : /S/ FRANCISCO CASTRO .

Franciso Castro

Chief Financial Officer

Santiago, January 28, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of a report on Form 6-K with information of a Bondholders' Meeting of the 6% Convertible Bonds due March 1, 2006 trench L and M. Such Form is an English translation of the report that AES Gener published on January 28, 2004.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

NOTICE OF BOND HOLDERS MEETING

AES GENER S.A.

Convertibles Bonds in Series L and M

Registered in the Security Registry under Number 208

Banco de Chile, in its quality of representative of the Bondholders of Series L and M issued by AES Gener S.A., formerly called Gener S.A. (the "Issuer"), at the request of the Issuer, hereby notified that the Bond Holders Meeting will be held on February 18th, 2003 at 4:00 p.m. in the Auditorium of the Consorcio Nacional de Seguros' Building, located in El Bosque Sur 130, 1th Floor, Commune of Las Condes, Santiago, for the following purpose:

a. Empower the Issuer to grant a guaranty over the proceeds from the issuance of new bonds to be placed in the international markets, and by doing so, authorize the representative to consent the Issuer to make the amendments to the indenture required for this matter; and

b. Adopt all necessary or convenient agreements to fulfill and take into effect the decisions agreed by the bondholders' meeting.

Bondholders inscribed five days prior to the day this bondholder's meeting is held, shall be allowed to participate in the meeting. Agents may represent bondholders, by a power of attorney letter. Article 127 of the Value Market Law shall rule such power of attorney and its qualification.

The power evaluation process shall begin the same day and place of the bondholder's meeting, at 3:00 p.m.,

Banco de Chile

Santiago, January 2003